Exhibit 99.1

X Financial Reports Second Quarter 2026 Unaudited Financial Results

SHENZHEN, China, August 24, 2026 /PRNewswire/ -- X Financial (NYSE: XYF) (“X Financial” or the “Company” or “we”), a leading Chinese fintech platform, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Operational Highlights

•	Total loan amount facilitated and originated[1] in the second quarter of 2026 was RMB11.63 billion, down 20.5% from RMB14.63 billion in the first quarter of 2026, and down 70.2% from RMB38.99 billion in the same period of 2025. The quarter-over-quarter and year-over-year declines reflect the Company’s continued conservative origination approach and tighter borrower selection amid a challenging operating environment.

•	Total outstanding loan balance[2] at the end of the second quarter of 2026 was RMB24.97 billion, down 29.2% from RMB35.28 billion at the end of the first quarter of 2026 and down 61.5% from RMB64.91 billion as of the same period of 2025.

•	The number of loans the Company facilitated and originated in the second quarter of 2026 was approximately 0.91 million, a decrease of 26.6% quarter-over-quarter and 75.4% year-over-year. The average loan amount per transaction in the second quarter of 2026 was RMB12,712, an increase of 8.3% quarter-over-quarter and 21.3% year-over-year. The lower transaction count was partially offset by a higher average loan amount, reflecting the smaller origination base and a shift in transaction mix.

•	Number of active borrowers[3] in the second quarter of 2026 was 720,258, down 24.7% from 956,520 in the first quarter of 2026 and down 74.8% from 2,853,063 in the same period of 2025, reflecting the reduced scale of quarterly origination and the Company’s continued focus on credit quality.

•	Cumulative number of active borrowers[4] reached 20.46 million as of June 30, 2026, an increase of 9.1% from 18.75 million as of the same period of 2025.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[5] was 1.73% as of June 30, 2026 (compared with 2.61% at the end of the first quarter of 2026 and 1.16% as of the same period of 2025). The delinquency rate for all outstanding loans that are past due 91-180 days[6] was 9.09% as of June 30, 2026 (compared with 9.95% at the end of the first quarter of 2026 and 2.91% as of the same period of 2025). Both delinquency rates improved sequentially, but remained materially above prior-year levels, indicating that credit pressure remained elevated in the seasoned portfolio.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

3 Represents borrowers who made at least one transaction on the Company's platform during the relevant period.

4 Represents borrowers who made at least one transaction on the Company's platform since inception through the end of the relevant period.

5 Represents the balance of the outstanding principal that were 31 to 60 days past due as a percentage of the total balance of outstanding principal that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are excluded when calculating the denominator. Starting from the first quarter of 2021, substantially all of the loans facilitated and originated by the Company have been Xiaoying Credit Loans.

Second Quarter 2026 Operational Highlights

	Three Months Ended June 30, 2025	Three Months Ended March 31, 2026	Three Months Ended June 30, 2026	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	38,994	14,626	11,628	(20.5)%	(70.2)%
Number of active borrowers	2,853,063	956,520	720,258	(24.7)%	(74.8)%

	As of June 30, 2025	As of March 31, 2026	As of June 30, 2026
Total outstanding loan balance (RMB in million)	64,911	35,281	24,969
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.16%	2.61%	1.73%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.91%	9.95%	9.09%

Second Quarter 2026 Financial Highlights

•	Total net revenue in the second quarter of 2026 was RMB993.6 million (US$146.4 million), representing a decrease of 56.3% from RMB2.27 billion in the same period of 2025 and a decrease of 15.5% from the previous quarter. The year-over-year decline was primarily driven by substantially lower loan facilitation service fees following the reduction in origination volume, partially offset by higher guarantee income.

•	Income from operations in the second quarter of 2026 was RMB194.9 million (US$28.7 million), a decrease of 71.1% compared to RMB675.1 million in the same period of 2025, but an increase of 38.6% from the previous quarter. The year-over-year decline was primarily driven by a RMB1.17 billion reduction in loan facilitation service fees, or 85.5%, partially offset by a RMB606.8 million reduction in borrower acquisition and marketing expenses, or 80.2%, and a RMB104.8 million reduction in aggregate credit-related provisions, or 36.4%. As a result, operating margin[7] decreased to 19.6% from 29.7% in the same period of 2025, while improving from 12.0% in the previous quarter.

6 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal that were 91 to 180 days past due as a percentage of the total balance of outstanding principal that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

7 Financial Ratios:
– Operating margin: Calculated as Income from Operations for the quarter divided by Total Net Revenue for the quarter.
– Net profit margin: Calculated as Net Income for the quarter divided by Total Net Revenue for the quarter.
– Annualized Net Income: Calculated by multiplying the net income for the quarter by four to estimate a full-year equivalent.
– Return on equity: Calculated as Annualized Net Income divided by the average of Total Shareholders’ Equity at the beginning and end of the quarter. This measure presents a full-year equivalent ROE based on a single quarter’s performance.

•	Net income in the second quarter of 2026 was RMB47.0 million (US$6.9 million), compared with RMB528.0 million in the same period of 2025, a decrease of 91.1% year-over-year. Net income was primarily affected by the substantially lower operating contribution, partially offset by lower operating costs and credit-related provisions.

•	Non-GAAP[8] adjusted net income in the second quarter of 2026, excluding share-based compensation and certain investment-related items, was RMB165.8 million (US$24.4 million), compared with RMB593.2 million in the same period of 2025 and RMB81.2 million in the previous quarter. This measure is used by the Company to assess its core profitability on an adjusted basis.

•	Net income per basic and diluted American depositary share ("ADS") in the second quarter of 2026 was RMB1.26 and RMB1.26 (US$0.19 and US$0.19), respectively, compared with RMB12.60 and RMB12.00 in the same period of 2025.

•	Non-GAAP adjusted net income per basic and diluted ADS in the second quarter of 2026 was RMB4.44 and RMB4.38 (US$0.65 and US$0.65), respectively, compared with RMB14.16 and RMB13.50 in the same period of 2025.

Each ADS represents six Class A ordinary shares.

Second Quarter 2026 GAAP and Non-GAAP Financial Summary

(In thousands, except for share and per share data)	Three Months Ended June 30, 2025	Three Months Ended March 31, 2026	Three Months Ended June 30, 2026	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	2,273,123	1,176,139	993,581	(15.5)%	(56.3)%
Total operating costs and expenses	(1,598,067)	(1,035,481)	(798,633)	(22.9)%	(50.0)%
Income from operations	675,056	140,658	194,948	38.6%	(71.1)%
Net income	528,016	37,947	46,983	23.8%	(91.1)%
Non-GAAP adjusted net income	593,215	81,180	165,837	104.3%	(72.0)%

Net income per ADS—basic	12.60	0.96	1.26	31.3%	(90.0)%
Net income per ADS—diluted	12.00	0.96	1.26	31.3%	(89.5)%

Non-GAAP adjusted net income per ADS—basic	14.16	2.10	4.44	111.4%	(68.6)%
Non-GAAP adjusted net income per ADS—diluted	13.50	2.04	4.38	114.7%	(67.6)%

Mr. Kent Li, President of X Financial, commented: "In the second quarter of 2026, we facilitated and originated RMB11.6 billion in loans, a decline of 20.5% from the prior quarter and 70.2% year-over-year. Borrower activity continued to contract, with active borrowers declining to approximately 720,258, down 74.8% from a year ago, while the average loan amount increased to RMB12,712. The 31–60 day delinquency rate decreased to 1.73% from 2.61% in the prior quarter, and the 91–180 day rate eased to 9.09% from 9.95%. These sequential improvements are constructive, but both delinquency rates remained above prior-year levels and the 91–180 day rate remained elevated. We therefore continue to prioritize disciplined underwriting, collection effectiveness, and conservative capital deployment. While the business remains under pressure from lower origination volumes and a challenging credit environment, our focus remains on preserving balance sheet resilience and operating flexibility."

8 We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments.

Mr. Frank Fuya Zheng, Chief Financial Officer of X Financial, added: " In the second quarter of 2026, total net revenue was RMB993.6 million, a decrease of 56.3% from the same period last year and 15.5% sequentially. Net income was RMB47.0 million and non-GAAP adjusted net income was RMB165.8 million, both higher than the prior quarter but substantially below the prior-year period. Basic earnings per ADS were RMB1.26, and non-GAAP adjusted earnings per ADS were RMB4.44. Operating margin7 improved to 19.6% from 12.0% in the prior quarter, but remained below the 29.7% recorded in the same period of 2025. We will continue to manage capital conservatively, maintain cost discipline, and preserve liquidity as we navigate the evolving regulatory and operating environment."

Share Repurchase Plans & Declaration of Semi-Annual Dividend:

•	Capital Return to Shareholders: From January 1, 2026 through August 14, 2026, X Financial repurchased an aggregate of approximately 2.63 million ADSs, for a total consideration of approximately US$12.49 million under its share repurchase programs. The Company now has approximately US$35.50 million remaining under its existing US$100 million share repurchase program, which is effective through November 30, 2026. This program reflects the Company’s commitment to returning capital to shareholders and enhancing long-term shareholder value, subject to ongoing assessment of market and regulatory conditions. Repurchases under the program remain subject to market conditions and other factors and may be modified or suspended at management’s discretion.

•	Declaration of Semi-Annual Dividend: Pursuant to the semi-annual dividend policy, the Board today approved the declaration and payment of a semi-annual dividend of US$0.28 per ADS (approximately US$0.0467 per ordinary share). The holders of the Company's ordinary shares shown on the Company's record at the close of trading on September 10, 2026 (U.S. Eastern Daylight Time) will be entitled to the semi-annual dividend. These shareholders, including the Bank of New York Mellon, the depositary of our ADS program (the “Depositary”), will receive the payments of dividends on or about September 28, 2026. Dividends to the Company's ADS holders will be paid by the Depositary on or after September 28, 2026, and the precise timing of receipt will vary based on the processing efficiency of the respective holding brokerage.

Second Quarter 2026 Financial Results

Revenue Performance and Business Drivers: Total net revenue in the second quarter of 2026 was RMB993.6 million (US$146.4 million), a decrease of 56.3% from RMB2,273.1 million in the same period of 2025, and a decrease of 15.5% from the first quarter of 2026. The year-over-year decline was mainly attributable to substantially lower loan facilitation volumes, which reduced loan facilitation service revenue and post-origination service revenue, partially offset by higher guarantee income. The quarter-over-quarter decline reflected a further reduction in origination and lower revenue across most principal business lines.

Revenue performance varied across business lines in the second quarter of 2026. Loan facilitation service fees decreased 85.5% year-over-year to RMB198.6 million (US$29.3 million), primarily reflecting the sharp decline in the total loan amount facilitated compared with the same period of 2025. Post-origination service fees decreased 41.2% to RMB159.6 million (US$23.5 million), consistent with lower new origination volumes and a declining outstanding loan balance. Guarantee income increased 119.3% to RMB224.9 million (US$33.2 million), primarily reflecting continued recognition of guarantee-related revenue from the existing guaranteed loan portfolio. Financing income decreased 13.2% to RMB277.7 million (US$40.9 million), while other revenue decreased 36.7% to RMB132.8 million (US$19.6 million). Return on equity7 decreased to 2.4%, compared with 27.9% in the same period of 2025, primarily reflecting substantially lower net income during the quarter.

Asset Quality: The 31–60 day delinquency rate was 1.73% as of June 30, 2026, compared with 2.61% at the end of the first quarter of 2026 and 1.16% as of the same period of 2025. The 91–180 day delinquency rate was 9.09%, compared with 9.95% at the end of the first quarter of 2026 and 2.91% as of the same period of 2025. Provision for contingent guarantee liabilities decreased to RMB57.6 million, compared with RMB200.0 million in the previous quarter and RMB207.4 million in the same period of 2025, reflecting a decline in the estimated average loan loss rate during the quarter. Provision for credit losses for deposits and other financial assets increased to RMB95.3 million. Aggregate credit-related provisions were RMB183.1 million, down 35.3% sequentially and 36.4% year-over-year. Overall, the sequential improvement in delinquency rates and lower aggregate provisions was offset by credit pressure that remained elevated relative to the prior-year period.

Profitability and Margins: Profitability remained under pressure in the second quarter of 2026 as the reduction in revenue continued to weigh on earnings, although lower operating expenses supported sequential improvement. Operating margin7 was 19.6%, compared with 29.7% in the same period of 2025 and 12.0% in the first quarter of 2026. Total operating costs and expenses decreased 50.0% year-over-year and 22.9% sequentially, primarily reflecting lower borrower acquisition and marketing expenses and lower aggregate credit-related provisions. Net profit margin7 was 4.7%, compared with 23.2% in the same period of 2025 and 3.2% in the previous quarter. Net income decreased 91.1% year-over-year to RMB47.0 million (US$6.9 million), but increased 23.8% sequentially. Net income per basic ADS was RMB1.26 (US$0.19), up 31.3% sequentially and down 90.0% from a year ago. Non-GAAP adjusted net income was RMB165.8 million, up 104.3% sequentially and down 72.0% year-over-year.

Funding and Liquidity: The Company maintained a stable liquidity position in the second quarter of 2026 amid reduced origination activity. Cash and cash equivalents totaled RMB1.13 billion (US$166.8 million) as of June 30, 2026, compared with RMB987.6 million as of December 31, 2025. Total restricted cash was RMB827.7 million (US$122.0 million), bringing total cash (including restricted) to approximately RMB1.96 billion (US$288.8 million). Shareholders’ equity was RMB7.76 billion (US$1.14 billion). The equity-to-assets ratio was approximately 64.1% as of June 30, 2026. Total assets were RMB12.10 billion (US$1.78 billion).

Regulatory Update: The regulatory environment governing internet-based lending in the People’s Republic of China continued to evolve during the second quarter of 2026, with authorities maintaining heightened oversight across the consumer credit business chain. The Company continues to monitor these developments closely; however, management has limited visibility into the ultimate scope and direction of implementation. If current and emerging regulatory requirements are implemented as currently understood, the Company’s operating results may be materially and adversely affected, and historical levels of profitability should not be assumed to be indicative of future performance.

Conference Call

X Financial’s management team will host an earnings conference call at 8:30 AM U.S. Eastern Time on August 24, 2026 (8:30 PM Beijing / Hong Kong Time on August 24, 2026).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	800-905945
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 31 , 2026:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	2955666

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading Chinese fintech platform. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors' assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026, as published in the Federal Reserve Board’s H.10 statistical release. Percentages stated in this release are calculated based on the RMB amounts.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial
Mr. Noah Kauffman (Chief Financial Strategy Officer)
E-mail: ir@xiaoying.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	987,631	1,131,736	166,797
Restricted cash, net	1,145,962	827,667	121,983
Accounts receivable and contract assets, net	3,145,976	1,377,377	203,000
Loans receivable from Credit Loans and other loans, net	5,298,631	4,137,175	609,746
Deposits to institutional cooperators, net	1,713,593	882,907	130,124
Prepaid expenses and other current assets	43,547	36,215	5,337
Deferred tax assets, net	455,358	486,393	71,685
Long term investments	515,524	373,233	55,008
Property and equipment, net	23,900	24,505	3,612
Intangible assets, net	39,183	38,229	5,634
Financial investments	1,243,076	2,738,006	403,532
Other non-current assets	53,364	48,814	7,194
TOTAL ASSETS	14,665,745	12,102,257	1,783,652

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	3,054,982	1,583,818	233,426
Contingent guarantee liabilities	748,307	409,806	60,398
Deferred guarantee income	467,629	392,787	57,890
Financial guarantee derivative	15,426	12,194	1,797
Short-term borrowings	409,530	396,208	58,394
Accrued payroll and welfare	76,058	43,545	6,418
Other tax payable	221,940	108,620	16,007
Income tax payable	677,521	659,051	97,132
Accrued expenses and other current liabilities	1,053,071	688,895	101,531
Other non-current liabilities	34,807	28,904	4,260
Deferred tax liabilities	69,673	22,986	3,388
TOTAL LIABILITIES	6,828,944	4,346,814	640,641

Commitments and Contingencies
Equity:
Common shares (234,517,901 and 221,600,267 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	207	207	31
Treasury stock	(967,773)	(1,040,284)	(153,319)
Additional paid-in capital	3,256,349	3,259,861	480,444
Retained earnings	5,484,294	5,496,426	810,073
Other comprehensive income	63,724	39,233	5,782
TOTAL EQUITY	7,836,801	7,755,443	1,143,011

TOTAL LIABILITIES AND EQUITY	14,665,745	12,102,257	1,783,652

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	1,369,443	198,599	29,270	2,447,823	469,313	69,168
Post-origination service	271,407	159,575	23,518	537,448	355,781	52,436
Financing income	319,938	277,655	40,921	630,078	615,429	90,703
Guarantee income	102,570	224,926	33,150	185,498	483,220	71,218
Other revenue	209,765	132,826	19,577	409,781	245,977	36,252
Total net revenue	2,273,123	993,581	146,436	4,210,628	2,169,720	319,777

Operating costs and expenses:
Origination and servicing	513,974	420,983	62,045	987,699	906,347	133,579
Borrower acquisitions and marketing	756,264	149,506	22,034	1,465,271	369,266	54,423
General and administrative	49,539	46,264	6,818	101,284	93,385	13,763
Provision for accounts receivable and contract assets	33,360	20,124	2,966	42,408	50,902	7,502
Provision for loans receivable	46,394	10,071	1,484	108,590	62,397	9,196
Provision for contingent guarantee liabilities	207,383	57,553	8,482	271,130	257,562	37,960
Change in fair value of financial guarantee derivative	(9,574)	(1,196)	(176)	(14,991)	(856)	(126)
Provision for credit losses for deposits and other financial assets	727	95,328	14,050	1,276	95,111	14,018
Total operating costs and expenses	1,598,067	798,633	117,703	2,962,667	1,834,114	270,315

Income from operations	675,056	194,948	28,733	1,247,961	335,606	49,462
Interest income	8,927	16,491	2,430	11,848	23,805	3,508
Interest expenses	(4,943)	(1,558)	(230)	(10,583)	(3,625)	(534)
Foreign exchange gain (loss)	2,101	3,161	466	(10,381)	6,184	911
(Loss) income from financial investments	(15,378)	6,921	1,020	(19,056)	5,043	743
Impairment losses on financial investments	-	(1,539)	(227)	-	(8,254)	(1,216)
Other income (loss), net	221	1,550	228	2,156	(1,941)	(286)

Income before income taxes	665,984	219,974	32,420	1,221,945	356,818	52,588

Income tax expense	(110,795)	(54,549)	(8,040)	(227,323)	(126,755)	(18,681)
Gain (loss) from equity in affiliates, net of tax	9,830	(111,981)	(16,504)	7,647	(106,873)	(15,751)
Loss from financial investments at equity method, net of tax	(37,003)	(6,461)	(952)	(16,126)	(38,261)	(5,639)
Net income	528,016	46,983	6,924	986,143	84,929	12,517
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	528,016	46,983	6,924	986,143	84,929	12,517

Net income	528,016	46,983	6,924	986,143	84,929	12,517
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	184	113	17	184	155	23
Loss from financial investments	-	-	-	(768)	-	-
Foreign currency translation adjustments	(2,995)	(11,866)	(1,749)	(3,194)	(24,646)	(3,632)
Comprehensive income	525,205	35,230	5,192	982,365	60,438	8,908
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	525,205	35,230	5,192	982,365	60,438	8,908

Net income per share—basic	2.10	0.21	0.03	3.91	0.37	0.05
Net income per share—diluted	2.00	0.21	0.03	3.75	0.37	0.05

Net income per ADS—basic	12.60	1.26	0.19	23.46	2.22	0.33
Net income per ADS—diluted	12.00	1.26	0.19	22.50	2.22	0.33

Weighted average number of ordinary shares outstanding—basic	251,566,501	225,263,539	225,263,539	251,927,644	229,678,786	229,678,786
Weighted average number of ordinary shares outstanding—diluted	263,948,357	227,553,000	227,553,000	263,019,346	231,984,748	231,984,748

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	528,016	46,983	6,924	986,143	84,929	12,517
Less: (Loss) income from financial investments (net of tax of nil)	(15,378)	6,921	1,020	(19,056)	5,043	743
Less: Impairment losses on financial investments (net of tax of nil)	-	(1,539)	(227)	-	(8,254)	(1,216)
Less: Impairment losses on long-term investments (net of tax)	-	(114,925)	(16,938)	-	(114,925)	(16,938)
Less: Loss from financial investments at equity method (net of tax of nil)	(37,003)	(6,461)	(952)	(16,126)	(38,261)	(5,639)
Add: Share-based compensation expenses (net of tax of nil)	12,818	2,850	420	38,656	5,690	839
Non-GAAP adjusted net income	593,215	165,837	24,441	1,059,981	247,016	36,406

Non-GAAP adjusted net income per share—basic	2.36	0.74	0.11	4.21	1.08	0.16
Non-GAAP adjusted net income per share—diluted	2.25	0.73	0.11	4.03	1.06	0.16

Non-GAAP adjusted net income per ADS—basic	14.16	4.44	0.65	25.26	6.48	0.96
Non-GAAP adjusted net income per ADS—diluted	13.50	4.38	0.65	24.18	6.36	0.94

Weighted average number of ordinary shares outstanding—basic	251,566,501	225,263,539	225,263,539	251,927,644	229,678,786	229,678,786
Weighted average number of ordinary shares outstanding—diluted	263,948,357	227,553,000	227,553,000	263,019,346	231,984,748	231,984,748